Exhibit 99.1

FOR IMMEDIATE RELEASE - March 4, 2010 - DENVER, COLORADO - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD. ANNOUNCES MANAGEMENT CHANGES

Petroflow Energy Ltd. (“Petroflow” or the “Company”) today announced that it has given notice of termination as part of its continued G&A reduction plan, to Sandy Andrew, President & COO, Kevin Davis, SVP, Louis Schott, VP of land and In-house Counsel, and Sally Fletchinger, Corporate Controller, pursuant to their respective employment contracts. Their effective last day will be March 31, 2010. Each of the individuals has an employment agreement with the Company which provides for severance payments in the event the personnel are terminated in specified circumstances. The collective amount of these severance payments is approximately $1.7 million.  Petroflow has sufficient personnel and outside contractor support to continue to run the Company.  Petroflow continues to work with its creditors on improving its financial situation.

Forward-Looking Statements

This news release contains statements that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve our staffing ability to support the continued operation of the Company. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and factors include, but are not limited to, the difficulty in retaining key personnel to carry on the Company’s oil and gas operations. Additional information on these and other factors, which could affect Petroflow's operations or financial results, are included in Petroflow's reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

For further information, please contact:
Petroflow Energy Ltd.	Petroflow Energy Ltd.
Kyle R. Miller, CEO	Tucker Franciscus, Interim CFO
303-296-7070	303-296-7070
www.petroflowenergy.com	www.petroflowenergy.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.